Exhibit 99.3
For Internal Communication Only — Do Not Distribute
Please refer all outside inquiries to Carol Egan (847) 283-2520
HealthFitness Q&A
General External Questions
1)	Q: Who is Health Fitness Corporation and what do they do?

A: HealthFitness is an award-winning provider of integrated health and fitness management services. The company offers on-site, telephonic and web-based workplace population programs that help improve employee health and fitness. HealthFitness customers include Fortune 500 companies, the healthcare industry, and individual consumers. The company was founded in 1975 and currently serves more than 300 corporate clients in 400 locations across the country and employs approximately 3,800 full and part-time associates.

2)	Q: Why is Trustmark acquiring HealthFitness?

A: Trustmark is acquiring HealthFitness as part of its strategy to leverage and extend existing capabilities to develop new business opportunities. As an employee benefits company, Trustmark has always protected its customers from the financial risk of unexpected illness, injury or loss of life. Now, Trustmark is building on strengths in utilization and critical case management to offer products and services that help people improve their health and navigate the healthcare system — a growing market we broadly define as Consumer Health Advice.

HealthFitness is a leading player in the wellness and fitness services market. Building on the expertise added through HealthFitness and through the earlier acquisition of Health Contact Partners, Trustmark will be able to offer a comprehensive CHA solution to employers to help employees and their dependents effectively manage their health, increase productivity, more effectively utilize the healthcare system, and lower medical costs.

From HealthFitness’ perspective, Trustmark has the resources to help HealthFitness grow, round out its product offering and provide more distribution partners. Trustmark brings expert knowledge of healthcare financing and the broader healthcare delivery system that will help HealthFitness reach new markets. The products offered by the two companies are complementary, with very little overlap. This will enable the two companies to quickly build a comprehensive total population health management solution (the centerpiece of CHA) and, together, accelerate their long-term growth strategies.

3)	Q: What do Trustmark and HealthFitness have in common?

A: Both Trustmark and HealthFitness specialize in highly customized service offerings to their clients. Both companies have recognized the need to have a complete population health system

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to offer to the market, and both are committed to improving health to lower medical costs and help people enjoy increased quality of life.

4)	Q: Will HealthFitness continue to offer the same products? Will new products be developed?

A: HealthFitness will continue to offer its existing products. In the longer term, HealthFitness, Trustmark and HCP will work together to leverage capabilities to develop new combinations of products and services to meet the needs of all our customers.

5)	Q: Will HealthFitness replace Trustmark’s current vendors for wellness services?

A: Trustmark will evaluate the unique needs of our customers and offer the wellness solution that best meets those needs. In cases where HealthFitness is the right fit, a transition plan will be developed with the client to ensure no interruption of service and clear communication to members or plan participants.

6)	Q: Will HealthFitness keep its name?

A: Yes. HealthFitness has solid brand recognition we want to continue to leverage.

7)	Q: What does this mean for HealthFitness’ clients?

A: HealthFitness’ clients will not experience any immediate changes to HealthFitness’ services, process or their relationships. Future changes may include an expanded product offering or service and technology enhancements.

8)	Q: What does this mean for HealthFitness’ key vendors?

A: HealthFitness will continue to honor their vendor agreements.

9)	Q: Do HealthFitness customers need to start working through Trustmark?

A: No. HealthFitness customers will continue to work directly with HealthFitness.

10)	Q: If I have further questions about the acquisition, whom should I contact?

A: Please contact Carol Egan, Second Vice President, Marketing Communication and Media Relations, at (847) 283-2530 or carol.egan@trustmarkins.com.

Important Additional Information
The tender offer (the “Offer”) described in this document for all of the outstanding shares of

For Internal Communication Only — Do Not Distribute
Please refer all outside inquiries to Carol Egan (847) 283-2520 common stock of Health Fitness Corporation (“Health Fitness”) has not yet commenced. Trustmark Mutual Holding Company (“Trustmark”) and its wholly-owned subsidiaries Trustco Holdings, Inc. (“Trustco Holdings”) and Trustco Minnesota, Inc. (“Trustco Minnesota”) intend to file a Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letter of Transmittal and related tender offer documents, the “Tender Offer Documents”) with the Securities and Exchange Commission (the “SEC”). This document is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of Health Fitness, nor is it a substitute for the Tender Offer Documents. Investors and Health Fitness stockholders are strongly advised to read the Tender Offer Documents, the related Solicitation/Recommendation Statement on Schedule 14D-9 that will be filed by Health Fitness with the SEC, and other relevant materials when they become available, because they will contain important information.

Investors and Health Fitness stockholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC’s website at www.sec.gov. Copies can also be obtained at no charge by directing a request to Trustmark Mutual Holding Company at Trustmark Companies, 400 Field Drive, Lake Forest, Illinois 60045, Attention: Carol Egan, or by phone at (847) 283-2520. Investors and Health Fitness stockholders may also read and copy any reports, statements and other information filed by Trustmark, Trustco Holdings, Trustco Minnesota or Health Fitness with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.